

October 15, 2014

Via E-mail
Mr. Brendan Brennan
Chief Financial Officer
ICON Public Limited Company
South County Business Park
Leopardstown, Dublin 18
Ireland

Re: **ICON Public Limited Company**
        Form 20-F for the Fiscal Year Ended December 31, 2013
        Filed March 12, 2014
        File No. 333-08704

Dear Mr. Brennan:

We have reviewed your September 23, 2014 response to our September 11, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Year Ended December 31, 2013 compared to year ended December 31, 2012, page 29

1. We acknowledge your response and proposed disclosure to be provided in future filings. Please also address the following by way of providing us proposed disclosure:

   - Disclose the amount and reasons for increases/decreases in net revenues and operating income for each of your geographic segments from 2012 to 2013, similar to that provided in your response. In particular, enhance your proposed disclosure regarding the decrease in income from operations for Rest of Europe to discuss why the UK entity was removed from the group's global transfer pricing model and quantify the effect (i.e. $20.2 million decrease).

- Regarding your increase in consolidated net revenues from 2012 to 2013 of $221.1 million, disclose each factor and the amount by which it increased net revenues from 2012 to 2013 including strategic partnership ($148.7 million), sponsors ($157.8 million) and acquisitions ($27.5 million) aggregating $334 million as discussed in your response. Also disclose each factor and the amount by which it offsets this increase in order to provide transparency of the $221.1 million increase in net revenues.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant